Exhibit 99.2

PS International Group Ltd. Announces First Half 2026 Unaudited Financial Results

HONG KONG, Nov. 03, 2026 (GLOBE NEWSWIRE) -- PS International Group Ltd. (NASDAQ: PSIG) (“PSIG” or the “Company”), a long-established global logistics service provider headquartered in Hong Kong specializes in cross-border air freight services, today announced its unaudited financial results for the six months ended June 30, 2026.

Financial Summary for the Six Months Ended June 30, 2026

●	Revenues were $26.5 million, an increase of 14.4%.

●	Gross profit was $0.1 million, a decrease of 38.8%.

●	Net loss was $10.1 million, compared to a net loss of $0.4 million in the prior period.

Key Components of Our Results of Operations

The following table sets forth a summary of our unaudited consolidated results of operations for the six months ended June 30, 2025 and 2026. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Revenues	23,124,641	25,100,878
Revenues - Related Party	63,159	1,432,713
Total Revenues	23,187,800	26,533,591

Cost of Revenue	22,476,099	26,184,117
Cost of Revenue – Related Party	499,718	219,713
Total Cost of Revenue	22,975,817	26,403,830

Gross Profit	211,983	129,761

General and administrative expenses	2,159,899	1,353,046
Total operating expenses	2,159,899	1,353,046

Loss from Operations	(1,947,916)	(1,223,285)

Other Income (Loss):
Interest income	20,878	60,227
Interest expense	—	(233,728)
Change in fair value of warrant liabilities	—	(11,811,648)
Gains on settlement of warrant liabilities	—	628,406
Net gains on marketable equity securities	—	2,512,725
Other income	1,468,587	12
Exchange gain (loss)	43,253	(4,556)
Total other income (loss)	1,532,718	(8,848,562)

Loss Before Income Tax	(415,198)	(10,071,847)
Income Tax	—	—
Net Loss	(415,198)	(10,071,847)

Net loss attributable to PS International Group Ltd.	(416,808)	(10,064,745)

Weighted average ordinary shares outstanding – basic and diluted	3,247,117	14,145,276
Net loss per ordinary share – basic and diluted	(0.13)	(0.71)

Revenues

We generate revenues primarily from the provision of air and ocean export and import freight forwarding services during the six months ended June 30, 2025 and 2026. The table below sets forth the breakdown of our revenues by service type for the periods indicated.

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Freight forwarding services
- Air freight	22,552,413	26,295,812
- Ocean freight	599,588	236,003
Subtotal	23,152,001	26,531,815
Ancillary logistic services	35,799	1,776
Total	23,187,800	26,533,591

Freight forwarding services

The Company derives revenues primarily from our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes, by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. For the six months ended June 30, 2025 and 2026, our revenues from air freight forwarding were US$22.6 million and US$26.3 million, respectively, representing 97.2% and 99.1% of our total revenue for the same period.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the six months ended June 30, 2025 and 2026.

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Export shipments
- Air	22,551,083	26,295,812
- Ocean	598,148	234,420
- Subtotal	23,149,231	26,530,232

Import shipments
- Air	1,330	—
- Ocean	1,440	1,583
- Subtotal	2,770	1,583
Total	23,152,001	26,531,815

For the six months ended June 30, 2025 and 2026, we focused on export freight forwarding services, which contributed to US$23.2 million and US$26.5 million, respectively, representing substantially all (99.9%) of our revenue from freight forwarding services during the same period.

For the six months ended June 30, 2025 and 2026, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$, except percentages
United States	16,447,419	71.05%	15,093,633	56.89%
Canada	935,807	4.04%	213,254	0.80%
France	60,860	0.26%	20,232	0.08%
United Kingdom	1,558,376	6.73%	1,512,267	5.70%
The Netherlands	1,618,362	7.00%	926,938	3.49%
Mexico	6,652	0.03%	7,110,033	26.80%
Others (Note)	2,521,755	10.89%	1,653,875	6.24%
Total export revenue	23,149,231	100%	26,530,232	100%

Note: Others represent a number of countries including, among others, Qatar, Japan, Malaysia and Cyprus, etc.

For the six months ended June 30, 2025 and 2026, our revenue from freight and ocean forwarding services for export shipments to the United States contributed to US$16.4 million and US$15.1 million, respectively, representing 71.0% and 56.9% of our total export revenue during the same period. Export revenue to Mexico increased from US$6,652 for the six months ended June 30, 2025 to US$7,110,033 for the six months ended June 30, 2026, representing 0.03% and 26.8% of our total export revenue, respectively.

The following table sets forth the breakdown of our revenue by type of customers for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Freight forwarders	23,040,700	21,961,910
Direct customers	147,100	4,571,681
Total	23,187,800	26,533,591

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of US$23.0 million and US$22.0 million for the six months ended June 30, 2025 and 2026, respectively, representing 99.4% and 82.8% of our total revenue for the same period. Revenue from direct customers increased from US$0.1 million for the six months ended June 30, 2025 to US$4.6 million for the six months ended June 30, 2026, representing 17.2% of our total revenue for the six months ended June 30, 2026.

Cost of Revenue

Our cost of revenue amounted to US$23.0 million and US$26.4 million for the six months ended June 30, 2025 and 2026, respectively, representing 99.1% and 99.5% of our total revenue for the same periods.

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services.

Gross profit

Our total gross profit amounted to US$0.2 million and US$0.1 million for the six months ended June 30, 2025 and 2026, respectively. We recorded overall gross profit margin of 0.9% and 0.5% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure. The gross profit margin dropped came from failing to pass through rising buy-side rates in a price-competitive co-load/direct-customer mix, while the HK export lane itself shrank.

General and administrative expenses

Our general and administrative expenses decreased from US$2.2 million for the six months ended June 30, 2025 to US$1.4 million for the six months ended June 30, 2026, primarily driven by the decrease in staff costs and benefits, which was mainly attributable to the recognition of a share-based compensation benefit of US$77,704 in the first six months of 2026, compared with share-based compensation expenses of US$663,202 recognized in the first six months of 2025.

Other income

Our other income decreased from US$1.5 million for the six months ended June 30, 2025 to approximately nil for the six months ended June 30, 2026. The prior period benefited from the reversal of provisions for staff injury compensation of US$328,615 and for a supplier’s penalty claim of US$1,130,242 upon settlement of the related claims, whereas only miscellaneous income of US$12 was recognized in the six months ended June 30, 2026.

Interest income

Our interest income increased from US$20,878 for the six months ended June 30, 2025 to US$60,227 for the six months ended June 30, 2026, primarily due to interest income of US$60,000 recognized on the loan receivable of US$2,000,000 granted to an independent third party in December 2025.

Interest expense

For the six months ended June 30, 2026, we incurred interest expense of US$233,728, comprising US$59,542 on a secured bank loan and US$174,186 on other secured borrowings, whereas no interest expense was incurred for the six months ended June 30, 2025.

Change in fair value of warrant liabilities and gains on settlement

In connection with the cashless exercise of all outstanding Warrants on February 3, 2026, we recorded a loss of US$11.8 million from the change in fair value of warrant liabilities during the six months ended June 30, 2026, partially offset by a gain of US$628,406 on the settlement of the warrant liabilities. No such items were recorded in the six months ended June 30, 2025.

Net gains on marketable equity securities

For the six months ended June 30, 2026, we recorded net gains on marketable equity securities of US$2.5 million, consisting of unrealized gains of US$2,475,010 and a realized gain of US$37,715 on the disposal of 29,000 shares of XMax Inc. No such gains were recorded in the six months ended June 30, 2025.

Exchange gain

Our exchange gain decreased from US$43,253 for the six months ended June 30, 2025 to an exchange loss of US$4,556 for the six months ended June 30, 2026, which was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

Our income tax expense for the six months ended June 30, 2025 and for the six months ended June 30, 2026, respectively, were Nil as a result of taxable loss incurred for both periods.

Net loss

As a result of the above factors, our net loss for the six months ended June 30, 2025 and for the six months ended June 30, 2026 were US$0.4 million and US$10.1 million, respectively. Net loss attributable to PS International Group Ltd. was US$0.4 million and US$10.1 million for the respective periods. Our net loss margin changed from -1.8% for the six months ended June 30, 2025 to -38.0% for the six months ended June 30, 2026.

Cash flows

The table below sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Net cash (used in) operating activities	(817,584)	(3,173,760)
Net cash (used in) investing activities	(1,014,208)	(36,935)
Net cash (used in) financing activities	—	(565,175)
Net (decrease) in cash and cash equivalents and restricted cash	(1,831,792)	(3,775,870)

Cash used in operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the six months ended June 30, 2025, our net cash used in operating activities was US$0.8 million, mainly attributable to (i) our net loss of US$0.4 million which was primarily adjusted for operating lease expenses of US$51,352, share-based compensation expenses of US$663,202 and reversal of provision for compensation and penalty of US$1.4 million; (ii) decrease in accounts payables to third party of US$7.3 million; (iii) decrease in other payables and accrued liabilities of US$0.2 million; and (iv) decrease in provision for penalty of US$0.1 million; which was partially offset by (v) decrease in accounts receivables of US$7.5 million and (vi) decrease in contract assets of US$0.7 million.

For the six months ended June 30, 2026, our net cash used in operating activities was US$3.2 million, mainly attributable to (i) our net loss of US$10.1 million, which was primarily adjusted for the change in fair value of warrant liabilities of US$11.8 million, depreciation of property, plant and equipment of US$109,014 and operating lease expenses of US$44,104, and partially offset by net gains on marketable equity securities of US$2.5 million, gains on settlement of warrant liabilities of US$0.6 million and a share-based compensation benefit of US$77,704; (ii) decrease in accounts payable of US$3.6 million and decrease in other payables and accrued liabilities of US$0.3 million; which was partially offset by (iii) decrease in accounts receivable of US$1.0 million, settlement of the amount due from a related party of US$0.9 million and decrease in accounts receivable from a related party of US$0.4 million.

Cash used in investing activities

Our net cash used in investing activities primarily relates to the purchase of property, plant and equipment and loans granted, partially offset by proceeds from the disposal of marketable equity securities.

For the six months ended June 30, 2025, our net cash used in investing activity of purchasing the office premises and motor vehicle parking spaces was US$1 million.

For the six months ended June 30, 2026, our net cash used in investing activities was US$36,935, primarily comprising proceeds from the disposal of marketable equity securities of US$211,635, partially offset by the purchase of property, plant and equipment of US$165,494 and a loan granted of US$83,076.

Cash used in financing activities

For the six months ended June 30, 2025, there was no financing activity.

For the six months ended June 30, 2026, our net cash used in financing activities was US$565,175, representing the repayment of borrowings.

Recent Development

(a) Cashless Exercise of Warrants

On February 3, 2026, in connection with the Private Placement completed on November 12, 2025, the Company issued 6,753,470 ordinary shares to the Purchasers in exchange for all of the Warrants then outstanding, pursuant to the alternate cashless exercise provision of the warrant agreement. As a result, the warrant liabilities with a carrying amount of US$34.2 million were derecognized, the ordinary shares issued were recorded at an aggregate amount of US$33.6 million, and a gain on settlement of the warrant liabilities of US$628,406 was recognized. No Warrants were outstanding as of June 30, 2026.

(b) Shelf Registration Statement on Form F-3

On August 4, 2026, the Company filed a registration statement on Form F-3 (File No. 333-297955) with the U.S. Securities and Exchange Commission (the “SEC”) using a shelf registration process, and the registration statement was declared effective by the SEC on August 19, 2026. Under the shelf registration statement, the Company may, from time to time, offer and sell, in one or more offerings, up to an aggregate initial offering price of US$200,000,000 of ordinary shares, warrants to purchase ordinary shares, debt securities, rights and units (or any combination thereof), at prices and on terms to be determined at the time of sale and described in one or more prospectus supplements. As of the date of this press release, no securities had been offered or sold under the shelf registration statement.

About PS International Group Ltd.

PSIG is a long-established global logistics and supply chain solution provider specializing in air freight forwarding, ocean freight forwarding and end-to-end supply chain ancillary services, connecting Asian transportation hubs with the United States and over 140 other global markets. The Company operates its core businesses through two Hong Kong-based operating subsidiaries: Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited. Additional corporate and operational information is available on the Company’s official website: https://www.psi-groups.com/.

Forward-Looking / Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s expectations, beliefs, plans, objectives, prospects and future financial or operating performance, and future capital market and operational strategies. These statements use identifying terminology such as “intend,” “will,” “plan,” “may,” “anticipate,” “evaluate,” “potential” and similar phrasing.

All forward-looking statements rely on management’s current expectations, forecasts and assumptions, and carry inherent known and unknown risks, uncertainties and external variables that could cause actual outcomes to differ materially from projected results. Key risks include volatile share price performance, fluctuations in the Company’s market capitalization, challenging global logistics market conditions, and unforeseen regulatory or capital market barriers. The Company undertakes no public obligation to update, amend or revise any forward-looking statements to reflect post-release events, new information or changed business circumstances, unless mandatory under applicable U.S. federal securities laws. Investors should carefully review all risk disclosures and operational details contained in the Company’s SEC filings, including its annual Form 20-F and periodic Form 6-K reports, which are available for review at www.sec.gov.

For more information, please contact:

PS International Group Ltd.

Joseph Chan

Chief Financial Officer

Email: joseph.chan@psi-groups.com; Tel: (852) 2754 3320